Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157702

PROSPECTUS

STRATEGIC HOTELS & RESORTS, INC.

6,499,134 Shares

Common Stock

Our operating partnership, Strategic Hotel Funding, L.L.C., issued and sold $180,000,000 aggregate principal amount of its 3.50% Exchangeable Senior Notes due 2012 in private transactions on April 4, 2007 and April 25, 2007, which we refer to herein as the notes. Under certain circumstances, we may issue shares of our common stock upon the exchange of the notes. In such circumstances, the recipients of such common stock, whom we refer to herein as the selling stockholders, may use this prospectus to resell from time to time some or all of the shares of our common stock that we may issue to them upon the exchange of the notes. Additional selling stockholders may be named in future prospectus supplements.

The registration of the shares of our common stock covered by this prospectus does not necessarily mean that any of the selling stockholders will exchange their notes for shares of our common stock, that upon any exchange of the notes we will elect, in our sole and absolute discretion, to exchange some or all of the notes for shares of our common stock rather than cash, or that any shares of our common stock received upon exchange of the notes will be sold by the selling stockholders.

We will not receive any proceeds from any issuance of shares of our common stock to the selling stockholders upon exchange of notes or from any sale of such shares of common stock by the selling stockholders, but we have agreed to pay certain registration expenses relating to these shares of our common stock. The selling stockholders from time to time may offer and sell shares of our common stock held by them directly or through agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “BEE.” On March 26, 2009, the last reported sale price of our common stock was $0.83 per share.

Investing in our securities involves risks. See “Risk Factors” on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 26, 2009

ABOUT THIS PROSPECTUS

As used in this prospectus, references to “we,” “our,” “us” and the “Company” are to Strategic Hotels & Resorts, Inc. and, except as the context otherwise requires, its consolidated subsidiaries, including Strategic Hotel Funding, L.L.C. and its consolidated subsidiaries. References to “SH Funding” are to Strategic Hotel Funding, L.L.C.

This prospectus contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us, including Fairmont®, Four Seasons®, Hyatt®, InterContinental®, Loews®, Marriott®, Renaissance®, Ritz-Carlton® and Westin® . None of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees is an issuer or underwriter of the securities being offered hereby. In addition, none of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees has or will have any liability arising out of or related to the sale or offer of the securities being offered hereby, including any liability or responsibility for any financial statements, projections or other financial information or other information contained in this prospectus or otherwise disseminated in connection with the offer or sale of the securities offered hereby.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC. The selling stockholders may, from time to time, sell the offered securities described in this prospectus in one or more offerings. Additionally, in certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by one or more stockholders. We may also provide a prospectus supplement to add, update or change information contained in this prospectus.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3 of which this prospectus is a part, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should rely only on the information contained or incorporated by reference in this prospectus and, if applicable, any prospectus supplement. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. No offer to sell these securities is being made in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus and, if applicable, any prospectus supplement or any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or on the front cover of the applicable documents or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with additional information described under the heading “Where You Can Find More Information.”

STRATEGIC HOTELS & RESORTS, INC.

Strategic Hotels & Resorts, Inc. was incorporated in January 2004 to own and asset manage upper upscale and luxury hotels that are subject to long-term management contracts. The terms upper upscale and luxury are classifications of hotels by brand that are defined by Smith Travel Research, an independent provider of lodging industry statistical data. We went public in an initial public offering in June 2004. Our accounting predecessor, Strategic Hotel Capital, L.L.C. was founded in 1997 by Laurence Geller, our President and Chief Executive Officer, Goldman, Sachs & Co.’s Whitehall Fund and others. We own our properties through our investment in SH Funding and its subsidiaries.

We operate as a self-administered and self-managed real estate investment trust, or REIT, managed by our board of directors and executive officers and conduct our operations through our direct and indirect subsidiaries, including SH Funding. We are the managing member of SH Funding and hold approximately 99% of its membership units as of March 4, 2009.

As of March 4, 2009, we:

•

wholly own or lease 16 hotels, have a 51% interest in affiliates that own two hotels where we asset manage such hotels and have a 45% interest in a joint venture that owns one hotel, of which we also act as asset manager;

•

own land held for development, including the La Solana project adjacent to our Four Seasons Punta Mita Resort, which includes a 20.5-acre site for the development of hotel suites and a 27.0-acre site for the development of for-sale villas, a separate 60.0-acre oceanfront land parcel near the Four Seasons Punta Mita Resort and a 10.0-acre parcel adjacent to the Fairmont Scottsdale Princess; and

•

own a 31% interest in and act as asset manager for a joint venture with two unaffiliated parties that is developing the Four Seasons Residence Club Punta Mita, a luxury vacation home product that is being sold in fractional ownership interests on property adjacent to our Four Seasons Punta Mita Resort hotel in Mexico.

We do not operate any of our hotels directly; instead we employ internationally known hotel management companies to operate them for us under management contracts or operating leases. Our existing hotels are operating under the widely recognized upper upscale and luxury brands of Fairmont®, Four Seasons®, Hyatt®, InterContinental® , Loews®, Marriott®, Renaissance®, Ritz-Carlton® and Westin®. The Hotel del Coronado is operated by a specialty management company, KSL Resorts.

We seek to maximize asset values and operating results through asset management. Although we have no imperative to grow, we will opportunistically seek to acquire additional properties that meet our disciplined investment criteria.

Our principal executive offices are located at 200 West Madison Street, Suite 1700, Chicago, Illinois 60606-3415 and our telephone number is (312) 658-5000. Our website address is www.strategichotels.com. We are not incorporating the information included, or referred to, on our website into this prospectus, and our website and the information included, or referred to, on our website are not a part of this prospectus.

RISK FACTORS

Before you invest in any of our securities, in addition to the other information in this prospectus, you should carefully consider the risk factors contained in Item 1A. of our annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 2, 2009, which is incorporated by reference into this prospectus, as the same may be updated from time to time by our future filings under the Securities and Exchange Act of 1934, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference herein, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, which involve certain risks and uncertainties. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements are identified by their use of such terms and phrases as “intends,” “intend,” “intended,” “goal,” “estimate,” “estimates,” “expects,” “expect,” “expected,” “project,” “projected,” “projections,” “plans,” “seeks,” “anticipates,” “anticipated,” “should,” “could,” “may,” “will,” “designed to,” “foreseeable future,” “believe,” “believes” and “scheduled” and similar expressions. Our actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. Except, as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our actual results may differ significantly from any results expressed or implied by these forward-looking statements. Some, but not all, of the factors that might cause such a difference include, but are not limited to:

•	the factors referred to in this prospectus under the section titled “Risk Factors”;

•	the effects of the current general global economic recession upon business and leisure travel and the hotel markets in which we invest;

•	availability of capital;

•	our failure to maintain effective internal control over financial reporting and disclosure controls and procedures;

•	our ability to obtain or refinance debt and maintain compliance with debt covenants;

•	risks related to natural disasters;

•	our ability to dispose of existing properties in a manner consistent with our investment strategy;

•	increases in interest rates and operating costs;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	the failure of closing conditions or contingencies required to be satisfied in certain agreements to which we are a party;

•	rising insurance premiums;

•	delays and cost-overruns in construction and development;

•	marketing challenges associated with entering new lines of business or pursuing new business strategies;

•

continuing deterioration in economic and market conditions, particularly impacting business and leisure travel spending in the markets where our hotels operate and in which we invest, including luxury and upper-upscale product;

•	general volatility of the capital markets and the market price of our common stock;

•	our failure to maintain our status as a REIT;

•	increases in real property tax rates;

•	changes in the competitive environment in our industry and the markets where we invest;

•	changes in real estate and zoning laws or regulations;

•	legislative or regulatory changes, including changes to laws governing the taxation of REITS;

•	changes in generally accepted accounting principles, policies and guidelines; and

•

hostilities, including future terrorist attacks, or the apprehension of hostilities, in each case that affect travel within or to the United States, Mexico, the Czech Republic, Germany, France, England or other countries where we invest.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update or revise any forward-looking statements included or incorporated by reference in this prospectus after the date hereof, either to conform them to actual results or to changes in our expectations.

USE OF PROCEEDS

We are filing this prospectus pursuant to our contractual obligation to the holders of the notes named in the section entitled “Selling Stockholders.” We will not receive any of the proceeds from the resale of shares of our common stock covered by this prospectus from time to time by such selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and any similar expenses they incur in disposing of the shares of common stock. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus. These may include, without limitation, all registration and filing fees, printing fees, fees and expenses of our counsel and accountants, and blue sky fees and expenses.

SELLING STOCKHOLDERS

The 3.50% Exchangeable Senior Notes due 2012, or the notes, were originally issued by SH Funding and sold by the initial purchasers of the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Under certain circumstances, we may issue shares of our common stock upon the exchange or redemption of the notes. In such circumstances, the recipients of shares of our common stock, whom we refer to as the selling stockholders, may use this prospectus to resell from time to time the shares of common stock that we may issue to them upon the exchange or redemption of the notes. Information about the selling stockholders is set forth herein and information about additional selling stockholders may be set forth in future prospectus supplements or post-effective amendments, or in filings we make with the SEC under the Exchange Act that are incorporated by reference in this prospectus, which we refer to as incorporated filings.

Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock that we may issue upon the exchange or redemption of the notes.

The following table sets forth information, as of March 4, 2009, with respect to the selling stockholders and the number of shares of common stock that would become beneficially owned by each selling stockholder should we issue the shares of common stock to such selling stockholder that may be offered pursuant to this prospectus upon the exchange or redemption of the notes to such selling stockholder. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of common stock that we may issue upon the exchange or redemption of the notes. Because the selling stockholders may offer all or some portion of such shares, we cannot estimate the number of shares that will be held by the selling stockholders upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

The number of shares of common stock issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at the initial exchange rate of 36.1063 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. The exchange rate is subject to adjustment upon the occurrence of certain events. Accordingly, the number of shares of our common stock issued upon the exchange or redemption of the notes may increase or decrease from time to time. The number of shares of our common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the shares that we may issue to them upon the exchange or redemption of the notes.

Based upon information provided by the selling stockholders, with the exception of Deutsche Bank Securities Inc., none of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years. Deutsche Bank Securities Inc. or its affiliates have provided financial advisory and investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services. In addition, Deutsche Bank Securities Inc. is a co-lead arranger of our $400,000,000 revolving credit facility.

To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the SEC, “underwriters” within the meaning of the Securities Act.

Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering(1)(2)	Percentage of Shares Beneficially Owned Prior to the Offering(3)	Number of Shares Offered Pursuant to this Prospectus	Number of Shares Beneficially Owned After the Offering(4)	Percentage of Shares Beneficially Owned After the Offering(3)
Absolute Strategies Fund, Forum Funds Trust(5)	20,761	*	20,761	0	*
Arctos Partners Inc.(6)	541,594	*	541,594	0	*
Argent Classic Convertible Arbitrage Fund Ltd.(7)	394,280	*	394,280	0	*
Argent Classic Convertible Fund L.P.(7)	27,440	*	27,440	0	*
Argent Classic Convertible Fund II L.P.(7)	6,860	*	6,860	0	*
Argent LowLev Convertible Arbitrage Fund Ltd.(8)	50,910	*	50,910	0	*
Argent LowLev Convertible Arbitrage Fund II LLC(8)	1,444	*	1,444	0	*
Argentum Multi-Strategy Fund LP—Classic(7)	1,444	*	1,444	0	*
Argentum Multi-Strategy Fund Ltd—Classic(7)	4,693	*	4,693	0	*
Barclays Capital Securities Limited(9)(10)	252,744	*	252,744	0	*
Canyon Capital Arbitrage Master Fund Ltd.(11)(12)	139,009	*	139,009	0	*
Canyon Value Realization Fund, L.P.(13)(12)	57,590	*	57,590	0	*
Canyon Value Realization MAC 18 Ltd.(14)(12)	9,929	*	9,929	0	*
Class C Trading Company, Ltd.(8)	44,772	*	44,772	0	*
Credit Industriel et Commercial	180,531	*	180,531	0	*
DBAG London(15)	757,510	1.0%	757,510	0	*
Deutsche Bank Securities Inc.(16)	308,708	*	308,708	0	*
DKR SoundShore Oasis Holding Fund Ltd(17)	180,531	*	180,531	0	*
Elite Classic Convertible Arbitrage Ltd.(7)	12,637	*	12,637	0	*
GLG Market Neutral Fund(18)	288,850	*	288,850	0	*
JMG Capital Partners, LP(19)	523,541	*	523,541	0	*
JMG Triton Offshore Fund, Ltd(20)	306,903	*	306,903	0	*
JP Morgan Securities Inc.(21)	289,897	*	289,897	28	*
HFR CA Global Select Master Trust Account(7)	12,998	*	12,998	0	*
KBC Financial Products USA Inc.(16)(22)	90,265	*	90,265	0	*
LDG Limited(23)	13,720	*	13,720	0	*
Linden Capital LP(24)	198,584	*	198,584	0	*
LYXOR/Canyon Capital Arbitrage Fund Limited(25)(12)	39,717	*	39,717	0	*
Lyxor Master Fund Ref:
Argent/LowLev CB c/o Argent(7)	11,192	*	11,192	0	*
Mohican VCA Master Fund, Ltd(26)	105,610	*	105,610	0	*
Old Lane Cayman Master Fund LP(27)	279,751	*	279,751	0	*
Old Lane HMA Master Fund LP(27)	79,325	*	79,325	0	*
Old Lane U.S. Master Fund LP(27)	110,304	*	110,304	0	*

Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering(1)(2)	Percentage of Shares Beneficially Owned Prior to the Offering(3)	Number of Shares Offered Pursuant to this Prospectus	Number of Shares Beneficially Owned After the Offering(4)	Percentage of Shares Beneficially Owned After the Offering(3)
Partners Group Alternative Strategies PCC LTD(7)	35,384	*	35,384	0	*
Reobourn Partners Ltd.(28)	90,265	*	90,265	0	*
S.A.C. Arbitrage Fund, LLC(29)	180,531	*	180,531	0	*
The Canyon Value Realization Fund (Cayman) Ltd.(30)(12)	150,924	*	150,924	0	*
TQA Master Fund Ltd.(31)	87,666	*	87,666	0	*
TQA Master Plus Fund Ltd.(31)	50,259	*	50,259	0	*
Vicis Capital Master Fund(32)	90,265	*	90,265	0	*
Wells Fargo & Company(5)	1,173,454	1.6%	1,083,189	0	*
Xavex Convertible Arbitrage 2 Fund(8)	24,552	*	24,552	0	*
Xavex Convertible Arbitrage 10 Fund(7)	36,106	*	36,106	0	*
Zurich Institutional Benchmarks Master Fund Ltd.(31)	28,885	*	28,885	0	*

*	Less than one percent.
(1)	Based on information available to us as of March 4, 2009. The sum of the number of shares beneficially owned by the selling stockholders named in this table exceeds 6,499,134 shares of common stock (the total number of shares offered pursuant to this prospectus) because certain selling stockholders may have transferred notes or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we received beneficial ownership information from additional selling stockholders. However, the maximum number of shares of common stock that may be sold pursuant to this prospectus will not exceed 6,499,134 shares.
(2)	The number of shares of common stock issuable upon the exchange or redemption of the notes assumes exchange of the full amount of notes held by each selling stockholder at the initial exchange rate of 36.1063 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. The exchange rate is subject to adjustment in certain events.
(3)	Based on a total of 74,971,069 shares of our common stock outstanding as of February 27, 2009.
(4)	Assumes the selling stockholder sells all of its shares offered pursuant to this prospectus.
(5)	The selling stockholder is a publicly-held reporting company.
(6)	The selling stockholder is wholly-owned by The Bear Stearns Companies Inc., a publicly-held reporting company. The selling stockholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(7)	Nathanial Brown and Robert Richardson exercise voting and/or dispositive powers with respect to these securities.
(8)	Guy Caplan exercises voting and/or dispositive power with respect to these securities.
(9)	The selling stockholder is a subsidiary of Barclays Capital Securities Ltd, a publicly-held company.
(10)	Affiliates of Barclays Capital Securities Limited hold the mortgage on our Marriott London Grosvenor Square property.
(11)	Canyon Capital Advisors LLC is the investment advisor for Canyon Capital Arbitrage Master Fund Ltd. and has voting and investment power with respect to these securities. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner. Canyon Capital Arbitrage Master Fund, Ltd. is a Cayman Islands exempted company.
(12)

The selling stockholder is under common ownership with Canyon Partners Incorporated, a registered broker-dealer. The selling stockholder certifies that it purchased the securities in the ordinary course of business, and that at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(13)	Canpartners Investments III, L.P. and Canyon Capital Advisors LLC have voting and investment power with respect to these securities held by Canyon Value Realization Fund, L.P. The general partner for Canyon Value Realization Fund, L.P. is Canpartners Investments III, L.P. Canyon Capital Advisors LLC is the general partner of Canpartners Investments III, L.P. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.
(14)	Canyon Capital Advisors LLC is the investment advisor for Canyon Value Realization MAC 18, Ltd. and has voting and investment power with respect to these securities. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner. Canyon Value Realization MAC 18, Ltd. is a Limited Liability Cayman Islands company.
(15)	The selling stockholder is an affiliate of Deutsche Bank Securities Inc., a publicly-held company. The selling stockholder is an “affiliate” of a registered broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. John Arnone exercises voting and/or dispositive power over the registrable securities.
(16)	The selling stockholder is a registered broker-dealer and a publicly-held reporting company.
(17)	The investment manager of the selling stockholder is DKR Oasis Management Company LP. DKR Oasis Management Company LP has the authority to do any and all acts on behalf of the selling stockholder including voting any shares held by the selling stockholder. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of DKR Oasis Management Company LP. Mr. Fischer has ultimate responsibility for investments with respect to the selling stockholder. Mr. Fischer disclaims beneficial ownership of the shares.
(18)	The selling stockholder is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanual Roman and, as a result, each has voting and dispositive power over the securities held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the securities held by the selling stockholder, except for their pecuniary interest therein.
(19)	JMG Capital Partners, LP is a California limited partnership. Its general partner is JMG Capital Management, LLC, a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Capital Partners’ investments, including these securities. The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc., a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the executive officer and director of JMG Capital Management, Inc. and has sole investment discretion over JMG Capital Partners’ portfolio holdings.
(20)	JMG Triton Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. JMG Triton’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company that has voting and dispositive power over JMG Triton’s investments, including these securities. The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc., a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific Capital are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over JMG Triton’s portfolio holdings.
(21)	The selling stockholder is a registered broker-dealer. The selling stockholder is an affiliate of JP Morgan Chase (parent company) and certifies that it purchased the securities in the ordinary course of business, and that at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(22)	KBC Financial Products USA Inc. (“KBC”) exercises voting and/or dispositive powers with respect to these securities. KBC is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.
(23)	TQA Investors, LLC exercises voting and/or dispositive powers with respect to these securities. Andrew Anderson, Paul Bucci, Darren Langis and Steven Potamis are members of TQA Investors, LLC.
(24)	Siu Min Wong exercises voting and/or dispositive powers with respect to these securities.
(25)	Canyon Capital Advisors LLC is the investment advisor for LYXOR/Canyon Capital Arbitrage Fund Limited and has voting and investment power with respect to these securities. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.
(26)	Eric Hage and Daniel Hage exercise voting and/or dispositive powers with respect to these securities.
(27)	Jonathan Barton exercises voting and/or dispositive powers with respect to these securities.
(28)	John Wagner exercises voting and/or dispositive powers with respect to these securities.
(29)	Each of S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC share all investment and voting power with respect to these securities. Mr. Steven A. Cohen controls both of these entities. Mr. Cohen and each of these entities disclaim beneficial ownership of any of these securities.
(30)	Canyon Capital Advisors LLC is the investment advisor for The Canyon Value Realization Fund (Cayman) Ltd. and has voting and investment power with respect to these securities. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.
(31)	TQA Investors, LLC exercises voting and/or dispositive powers with respect to these securities. Andrew Anderson, Paul Bucci, Robert Butman and George Esser are principals of TQA Investors, LLC.
(32)	Vicis Capital LLC is the investment manager of the selling stockholder. Shad Stastney, John Succo and Sky Lucas control Vicis Capital LLC but disclaim individual ownership with respect to these securities.

Additional selling stockholders not named in this prospectus will not be able to use this prospectus for resales until they are named in the selling stockholder table by a new prospectus supplement, post-effective amendment or an incorporated filing. Donees, pledges and other non-sale related transferees and successors-in-interest of identified selling stockholders who are selling more than 500 shares will not be able to use this prospectus for resales until they are named in the selling stockholder table of a future prospectus supplement, post-effective amendment or an incorporated filing.

DESCRIPTION OF OUR STOCK

Rights of our stockholders are governed by the Maryland General Corporation Law, or MGCL, our charter and our bylaws. The following is a summary of the material provisions of our stock and describes certain provisions of our charter, bylaws and the MGCL. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, our charter (including the terms and provisions of the articles supplementary relating to our preferred stock), and our bylaws, copies of which are filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the MGCL. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 150,000,000 shares of common stock, $0.01 par value per share, and 150,000,000 shares of preferred stock, $0.01 par value per share. As of February 27, 2009, we had issued and outstanding:

•	74,971,069 shares of common stock;

•	4,488,750 shares of 8.50% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”);

•	4,600,000 shares of 8.25% Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”); and

•

5,750,000 shares of 8.25% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock” and together with the Series A Preferred Stock and the Series B Preferred Stock, the “Preferred Stock”).

As of February 27, 2009, we also had 150,000 shares of Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”) authorized. Our charter provides that our board of directors, without stockholder approval, may amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of our stock that we are authorized to issue.

Power to Reclassify Stock

Our charter authorizes our board of directors to classify any unissued preferred stock and to reclassify any previously classified but unissued common stock and preferred stock of any series from time to time in one or more classes or series, as authorized by our board of directors. Prior to the issuance of stock of each class or series, our board of directors is required by the MGCL and our charter to set for each such class or series, subject to the provisions of our charter regarding the restrictions on transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such class or series. Thus, our board of directors could authorize the issuance of additional preferred stock with priority over our common stock with respect to distributions and rights upon liquidation and with other terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of us that might involve a premium price for our stockholders or otherwise might be in their best interest.

Power to Issue Additional Common Stock and Preferred Stock

We believe that the power to issue additional common stock or preferred stock and to classify or reclassify unissued common stock or preferred stock and thereafter to issue the classified or reclassified stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, including the New York Stock Exchange, or the NYSE. Although we have no current intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interest. However, please see the discussion of our rights plan below under “—Rights Plan.”

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Internal Revenue Code, or the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year. These requirements of the Code do not apply to the first year for which an election to be a REIT is made.

Our charter contains restrictions on the number of shares of our stock that a person may own. No person may acquire or hold, directly or indirectly, in excess of 9.8% in value of our outstanding shares of stock. In addition, no person may acquire or hold, directly or indirectly, common stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of common stock.

Our charter further prohibits (i) any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (ii) any person from transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to the Trust, as defined below, is required to give us immediate notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT.

Our board of directors, in its sole discretion, may exempt a person from these limits. However, our board may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by our board for exemption, a person also must not own, directly or indirectly, an interest in any of our tenants (or a tenant of any entity which we own or control) that would cause us to own, directly or indirectly, more than a 9.9% interest in the tenant. The person seeking an exemption must represent to the satisfaction of our board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to the Trust. Our board of directors may require a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel in order to determine or ensure our status as a REIT in circumstances where it has received a request for exemption and is unable to satisfy itself that the ownership limitations will not be violated.

Any attempted transfer of our stock which, if effective, would result in our stock being owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limits discussed above or in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust (the “Trust”) for the exclusive benefit of one or more charitable beneficiaries (“Charitable Beneficiaries”), and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer. Shares of our stock held in the Trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the Trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the Trust. The trustee (the “Trustee”) of the Trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the Trust. These rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the Trust will be paid by the recipient to the Trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the Trustee. Any dividend or distribution paid to the Trustee will be held in trust for the Charitable Beneficiary. Subject to Maryland law, the Trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the Trust and (ii) to recast the vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the Trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the Trust, the Trustee will sell the shares to a person designated by the Trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee will distribute the net proceeds of the sale to the proposed transferee and to the Charitable Beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give a value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other similar transaction), the Market Price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the Trust and (ii) the price received by the Trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of our stock have been transferred to the Trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the Trustee upon demand.

In addition, shares of our stock held in the Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of the devise or gift) and (ii) the Market Price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the Trustee has sold the shares.

Upon a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee will distribute the net proceeds of the sale to the proposed transferee.

All certificates representing shares of our stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Common Stock

Voting Rights of Common Stock

Subject to the provisions of our charter regarding the restrictions on the transfer and ownership of shares of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except for certain limited voting rights of holders of the Preferred Stock and as may be provided with respect to any other subsequently issued class or series of stock, the holders of such common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock, voting as a single class, generally can elect all of the directors and the holders of the remaining stock are not able to elect any directors. However, in certain circumstances the holders of the Preferred Stock will have the right to elect two additional directors to serve on our board of directors. See “—Preferred Stock—Rights of Holders of the Preferred Stock—Voting Rights” below.

Distributions, Liquidation and Other Rights of Common Stock

All common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of common stock are entitled to receive dividends when authorized by our board of directors and declared by us out of assets legally available for dividends and to share ratably in our assets legally available for distribution to the stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities and any rights of holders of senior securities. These rights are subject to the preferential rights of any other class or series of our stock, including the Preferred Stock, and to the provisions of our charter regarding restrictions on transfer of our stock.

Holders of shares of common stock have no conversion, sinking fund, redemption, exchange or appraisal rights, and have no preemptive rights to subscribe for any of our securities.

Other Matters

The registrar and transfer agent for our common stock is Mellon Investor Services LLC.

Rights Plan

On November 14, 2008, our board of directors adopted a stockholder rights plan, as set forth in a Rights Agreement, dated as of November 14, 2008, between the Company and Mellon Investor Services LLC, as rights agent (the “Rights Plan”). Pursuant to the terms of the Rights Plan, we declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our common stock. The dividend was payable on November 28, 2008 to the stockholders of record as of the close of business on November 28, 2008.

The Rights currently trade with, and are inseparable from, shares of our common stock and the registered holders of our shares of common stock are the registered holders of the Rights associated with such shares. The Rights are currently evidenced only by the certificates, if any, that represent such shares of common stock. New Rights will accompany any new shares of common stock we issue after November 28, 2008 until the earlier of the Distribution Date (as defined below), the redemption or exchange of the Rights or the final expiration of the Rights Plan, each as described below.

Each Right allows its holder to purchase from us one one-thousandth of a share of Series D Preferred Stock for $20.00, once the Rights become exercisable. This portion of a share of Series D Preferred Stock gives the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

The Rights will not be exercisable until the earlier of the following (the “Distribution Date”):

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the close of business on the tenth day after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 20% or more of our outstanding common stock; or

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the close of business on the tenth business day (or a later date determined by our board of directors) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

After the Distribution Date, the Rights will separate from the common stock and will be evidenced solely by Rights certificates that the rights agent will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person or any associate or affiliate thereof will be void and may not be exercised.

If a person or group becomes an Acquiring Person, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $20.00 per Right (subject to adjustment as provided in the Rights Plan), shares of our common stock (or, in certain circumstances, shares of Series D Preferred Stock) having a market value equal to twice the Right’s then-current exercise price. In addition, if, after a person or group becomes an Acquiring Person, we are acquired in a merger or similar transaction, or sell a majority of our assets, in each case, after the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $20.00 per Right (subject to adjustment as provided in the Rights Plan), shares of the acquiring company having a market value equal to twice the Right’s then-current exercise price.

Each one one-thousandth of a share of Series D Preferred Stock, if issued:

•	will not be redeemable;

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will entitle holders to quarterly dividend payments of $.001 per one one-thousandth of a share of Series D Preferred Stock or an amount equal to the dividend paid on one share of common stock, whichever is greater;

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will entitle holders upon liquidation either to receive $1 per one one-thousandth of a share of Series D Preferred Stock or an amount equal to the payment made on one share of common stock, whichever is greater;

•	will have the same voting power as one share of common stock; and

•	will entitle holders to a per share payment equal to the payment made on one share of common stock, if shares of our common stock are exchanged via merger, consolidation, or a similar transaction.

The value of one one-thousandth of a share of Series D Preferred Stock will generally approximate the value of one share of common stock.

The Rights will expire on November 30, 2009, unless previously redeemed, or such later date as determined by our board of directors.

Our board of directors may cause the Rights to be redeemed for $.001 per Right at any time prior to the close of business on the tenth business day (or a later date determined by the Board) after any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our board of directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person and its associates and affiliates.

Our board of directors may adjust the purchase price of the shares of Series D Preferred Stock, the number of shares of Series D Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the shares of Series D Preferred Stock or common stock.

The terms of the Rights Plan may be amended by our board of directors without the consent of the holders of the Rights; however, after a person or group becomes an Acquiring Person, our board of directors may not amend the Rights Plan in a way that adversely affects holders of the Rights.

Preferred Stock

General

Subject to limitations prescribed by Maryland law and our charter, our board of directors is authorized to issue, from the authorized but unissued shares of stock, shares of preferred stock in series and to establish from time to time the number of shares of preferred stock to be included in the series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the shares of each series, and any other subjects or matters as may be fixed by resolution of our board of directors or one of its duly authorized committees.

Rights of the Holders of our Currently Outstanding Preferred Stock

As of February 27, 2009, we had 4,448,750 shares of the Series A Preferred Stock, 4,600,000 shares of the Series B Preferred Stock and 5,750,000 shares of the Series C Preferred Stock issued and outstanding.

General

The holders of the Preferred Stock have no preemptive rights with respect to any of our stock or any securities convertible into or carrying rights or options to purchase any such stock. The Preferred Stock is not subject to any sinking fund or other obligation of us to redeem or retire the Preferred Stock. Unless otherwise redeemed by us, the Preferred Stock have a perpetual term with no maturity. Holders of the Preferred Stock are not entitled to statutory appraisal rights.

The transfer agent, registrant and dividend disbursing agent for the Preferred Stock is Mellon Investor Services LLC.

Ranking

Each series of our Preferred Stock ranks (i) senior to our common stock and any other junior shares that we may issue in the future; (ii) on parity with the other series of the Preferred Stock and any shares of parity stock that we may issue in the future; (iii) junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to such Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Preferred Stock and all other similarly situated series of parity preferred stock, voting together); and (iv) junior to all our indebtedness.

Dividends

Holders of the Series A Preferred Stock are entitled to receive, when and as authorized by our board of directors and declared by us, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.50% per annum of the $25.00 per share liquidation preference, equivalent to $2.125 per annum per share. Holders of the Series B Preferred Stock and the Series C Preferred Stock are entitled to receive, when and as authorized by our board of directors and declared by us, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.25% per annum of the $25.00 per share liquidation preference, equivalent to $2.0625 per annum per share. However, if, following a “change of control” (as defined below), the Series B Preferred Stock and/or Series C Preferred Stock are/is not listed on the New York Stock Exchange or the American Stock Exchange or quoted on NASDAQ, holders of such Series B Preferred Stock and/or Series C Preferred Stock, as applicable, will be entitled to receive, when and as authorized by our board of directors and declared by us, out of funds legally available for the payment of dividends, cumulative cash dividends from, but excluding, the first date on which both the change of control has occurred and such Series B Preferred Stock and/or Series C Preferred Stock are/is not so listed or quoted at the increased rate of 9.25% per annum of the $25.00 liquidation preference, equivalent to $2.3125 per annum per share for as long as the Series B Preferred Stock and/or Series C Preferred Stock are/is not so listed or quoted.

Dividends on the Preferred Stock accrue and are cumulative from the date of original issue and are payable quarterly in arrears on or about the last calendar day of each March, June, September and December. Dividends payable on the shares of Preferred Stock for any partial dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. We pay dividends to holders of record as they appear in our stock records at the close of business on the applicable record date, which is the last day of the calendar month that immediately precedes the calendar month in which the applicable dividend payment date falls, or such other date as designated by our board of directors or an officer of our company duly authorized by our board of directors for the payment of dividends that is not more than 50 days (or 30 days in the case of the Series B Preferred Stock or the Series C Preferred Stock) nor less than 10 days prior to the dividend payment date.

We will not declare or pay or set aside for payment any dividend on the shares of Preferred Stock if the terms of any of our agreements, including agreements relating to our indebtedness for borrowed money, prohibit that declaration, payment or setting aside of funds or provide that the declaration, payment or setting aside of funds is a breach of or a default under that agreement, or if the declaration, payment or setting aside of funds is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the shares of Preferred Stock accrue regardless of whether: (i) we have earnings; (ii) there are funds legally available for the payment of such dividends; or (iii) such dividends are authorized by our board of directors. In addition, the terms of the Series B Preferred Stock and the Series C Preferred Stock specifically provide that dividends on these shares accrue regardless of whether our agreements, including our credit facilities, at any time, prohibit the current payment of dividends. Accrued but unpaid distributions on the shares of the Preferred Stock will not bear interest, and holders of the shares of Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions as described above. Any dividend payment made on shares of the Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to the applicable shares of the Preferred Stock which remains payable.

We will not declare or pay any dividends, or set aside any funds for the payment of dividends, on shares of common stock or other shares that rank junior to the shares of Preferred Stock, or redeem, purchase or otherwise acquire shares of common stock or other junior or parity shares, unless we also have declared and either paid or set aside for payment the full cumulative dividends on the shares of Preferred Stock and all shares that rank on parity with the shares of Preferred Stock for all past dividend periods and the current dividend period, except by conversion into or exchange for other of our stock ranking junior to the Preferred Stock as to dividends and upon liquidation. This restriction will not limit our redemption or other acquisition of shares to ensure our status as a REIT.

If we do not declare and either pay or set aside for payment the full cumulative dividends on the shares of Preferred Stock and all shares that rank on parity with the shares of Preferred Stock, the amount which we have declared will be allocated pro rata to the shares of Preferred Stock and to each parity series of shares so that the amount declared for each share of Preferred Stock and for each share of each parity series is proportionate to the accrued and unpaid distributions on those shares.

If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Code), any portion of the dividends (as determined for U.S. federal income tax purposes) paid or made available for the year to holders of all classes of shares, then the portion of such designated amount that shall be allocable to the holders of shares of the Preferred Stock shall be the amount of the total dividends (as determined for U.S. federal income tax purposes) paid or made available to the holders of shares of Preferred Stock for the year bears to the total dividends paid or made available for the year to holders of shares of all classes of our stock.

A “change of control” (as applicable to the Series B Preferred Stock and the Series C Preferred Stock) shall be deemed to have occurred at such time as (i) the date a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the total voting stock of our company; (ii) the date we sell, transfer or otherwise dispose of all or substantially all of our assets; or (iii) the date of the consummation of a merger or share exchange of our company with another entity where our stockholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, shares representing 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all stockholders of the corporation issuing cash or securities in the merger or share exchange would be entitled in the election of directors, or where members of our board of directors immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange. “Voting stock” shall mean stock of any class or kind having the power to vote generally for the election of directors.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any dividend or payment shall be made to the holders of any common stock or any other class or series of our stock ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of Preferred Stock shall be entitled to receive out of our assets legally available for distribution to stockholders, liquidating dividends in the amount of the liquidation preference, or $25.00 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon. After payment of the full amount of the liquidating dividends to which they are entitled, the holders of Preferred Stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating dividends on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our stock ranking on parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of stock shall share ratably in any such distribution of assets in proportion to the full liquidating dividends to which they would otherwise be respectively entitled. For such purposes, the consolidation or merger of us with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, or a statutory share exchange shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of us.

Redemption

Redemption—General

We may not redeem the Series A Preferred Stock prior to March 16, 2010, the Series B Preferred Stock prior to January 31, 2011 or the Series C Preferred Stock prior to May 17, 2011, except in certain limited circumstances relating to the ownership limitation necessary to preserve our qualification as a REIT, or, with respect to the Series B Preferred Stock and the Series C Preferred Stock, as applicable, at any time the Series B Preferred Stock and/or the Series C Preferred Stock are/is not listed on the New York Stock Exchange or the American Stock Exchange or quoted on the NASDAQ following a “change of control.” For further information regarding these exceptions, see the section entitled “—Special Optional Redemption for the Series B Preferred Stock and the Series C Preferred Stock” in this prospectus and the section entitled “Description of our Stock—General—Restrictions on Ownership and Transfer” contained in this prospectus. On or after March 16, 2010 for the Series A Preferred Stock, January 31, 2011 for the Series B Preferred Stock or May 17, 2011 for the Series C Preferred Stock, we, at our option upon not less than 30 nor more than 60 days’ written notice, may redeem the applicable series of Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest. If fewer than all of the outstanding shares of the applicable series of Preferred Stock are being redeemed, the number of shares to be redeemed will be determined by us and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), by lot or by any other method determined by us to be equitable.

Unless full cumulative dividends on all of the Preferred Stock and all stock ranking on parity with the Preferred Stock with respect to the payment of dividends and amounts upon liquidation, dissolution and winding up (referred to as parity shares) shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, neither the Preferred Stock nor shares of parity stock shall be redeemed unless all of the outstanding Preferred Stock and shares of parity stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of the Preferred Stock or shares of parity stock pursuant to a purchase or exchange offer made on the same terms to holders of all of the outstanding Preferred Stock and shares of parity stock. Furthermore, unless full cumulative dividends on all of the outstanding Preferred Stock and shares of parity stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any of the Preferred Stock or shares of parity stock (except by conversion into or exchange for our stock ranking junior to the Preferred Stock and shares of parity stock as to dividends and upon liquidation).

The Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, the Preferred Stock may also be subject to redemption as described in the section “Description of our Stock—General—Restrictions on Ownership and Transfer” contained in this prospectus. Any such redemption would apply only to shares held, directly or indirectly, by those stockholders with concentrated share ownership that would violate the ownership limit provision. In addition, the number of shares subject to such a redemption would be limited to that number of concentrated shares sufficient in the opinion of our board of directors to maintain or bring the ownership of shares into conformity with the ownership limit provision. See “Description of our Stock—General—Restrictions on Ownership and Transfer” contained in this prospectus.

Special Optional Redemption for the Series B Preferred Stock and the Series C Preferred Stock

If at any time following a “change of control” (as defined under “—Dividends”), the Series B Preferred Stock and/or Series C Preferred Stock are/is not listed on the New York Stock Exchange or the American Stock Exchange or quoted on NASDAQ, we will have the option to redeem such Series B Preferred Stock and/or the Series C Preferred Stock, as applicable, in whole but not in part, within 90 days after the first date on which both the change of control has occurred and such Series B Preferred Stock and/or Series C Preferred Stock are/is not so listed or quoted, for cash at $25.00 per share plus accrued and unpaid dividends (whether or not declared), to the redemption date.

From and after the redemption date (unless we default in payment of the redemption price), all dividends will cease to accumulate on the Series B Preferred Stock and the Series C Preferred Stock, such shares shall no longer be deemed to be outstanding and all of rights of the holder of such shares will terminate with respect to such shares, except the right to receive the redemption price and all accrued and unpaid dividends up to the redemption date.

Voting Rights

Except as indicated below, the holders of the Preferred Stock have no voting rights.

If and when six quarterly dividends (whether or not consecutive) payable on the Preferred Stock or any shares of parity stock are in arrears (which, for any quarterly dividend, means that such dividend has not been paid in full), whether or not earned or declared, the number of directors then constituting the board of directors will be increased by two, and the holders of the Preferred Stock, voting together as a class with the holders of any other series of parity stock (any such other series, being “voting preferred stock”), will have the right to elect two additional directors to serve on our board of directors at any annual meeting of stockholders, or special meeting held in place thereof, or a special meeting of the holders of the Preferred Stock and such voting preferred stock called at the request of any holder of record of the Preferred Stock or by a holder of such voting preferred stock having such rights and at each subsequent annual meeting of stockholders until all such dividends and all dividends for the current quarterly period on the Preferred Stock and such other voting preferred stock have been paid or declared and paid or set aside for payment. The term of office of all directors so elected will terminate with the termination of such voting rights and the number of the board of directors shall be reduced accordingly.

The approval of two-thirds of the outstanding shares of Preferred Stock and all other series of voting preferred stock similarly affected, voting as a single class, is required in order to (i) amend our charter to affect materially and adversely the voting powers, rights or preferences of the holders of the Preferred Stock or the voting preferred stock, (ii) enter into a share exchange that affects the Preferred Stock, consolidate with or merge into another entity or permit another entity to consolidate with or merge into us, unless in each such case each share of the Preferred Stock remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for preferred shares of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications and terms or conditions of redemption thereof identical to that of such share of the Preferred Stock (except for changes that do not materially and adversely affect the Preferred Stock) or (iii) authorize, create or increase the authorized amount of any class of stock having rights senior to the Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, we may create additional classes of parity shares and shares ranking junior to the Preferred Stock as to dividends or upon liquidation (each, referred to as “junior shares”), increase the authorized number of shares of the Preferred Stock, parity shares and junior shares and issue additional shares of the Preferred Stock, series of parity shares and junior shares without the consent of any holder of the Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding Preferred Stock have been redeemed in accordance with their terms or called for redemption in accordance with their terms and sufficient funds shall have been deposited in trust to effect such redemption.

Except as provided above, the holders of the Preferred Stock are not entitled to vote on any merger or consolidation involving us or a sale of all or substantially all of our assets or any amendment to our charter.

Conversion

The Preferred Stock is not convertible into or exchangeable for any of our other property or securities.

Certain Provisions of Maryland Law and of Our Charter and Bylaws

Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot amend its charter, unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of amendments by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides, except with respect to amendments to the provisions of our charter regarding restrictions on the transfer and ownership of our stock and certain provisions relating to our board of directors, for approval of amendments to our charter by a majority of the votes entitled to be cast on the matter. The board of directors has the exclusive power to adopt, alter or repeal any provision of the bylaws and to make new bylaws.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders are to be held at a date and time as determined by our board. Special meetings of stockholders may be called only by our board of directors, our Chairman, our President or our Chief Executive Officer and must be called by our Secretary upon the written request of the holders of a majority of the shares of our common stock entitled to vote at a meeting. Only matters set forth in the notice of a special meeting may be considered and acted upon at such a meeting. Maryland law provides that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if that consent sets forth that action and is given in writing or by electronic transmission by each stockholder entitled to vote on the matter.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder who was a stockholder of record both at the time of giving notice and at the time of the meeting who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting of stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who was a stockholder of record both at the time of giving notice and at the time of the meeting who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our board the power to disapprove timely stockholder nominations and proposals, they may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board or to approve its own proposal.

Board of Directors

Our board of directors consists of eight directors and may be increased or decreased by our board to a number of directors not less than the minimum number required by the MGCL, which is one, nor more than 15. Directors are elected by a plurality of the votes cast at each annual meeting of stockholders to serve until the next annual meeting and until their successors are elected and qualify. Any vacancy will be filled, including any vacancy created by an increase in the number of directors, by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.

Removal of Directors

Our charter provides that a director may be removed, with or without cause, upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. Absent removal of all of our directors, this provision, when coupled with the provision in our charter and bylaws authorizing our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors, except upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Extraordinary Transactions

Under Maryland law, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by a majority of the votes entitled to be cast. Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Maryland law also does not require approval of the stockholders of a parent corporation to merge or sell all or substantially all of the assets of a subsidiary entity. Because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary may be able to merge or sell all or substantially all of its assets without a vote of the corporation’s stockholders.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10% or more of the voting power of our stock; or

•

an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.

A person is not an interested stockholder if our board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then outstanding shares of voting stock; and

•

two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has not granted any current exemptions to these provisions.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

With certain exceptions, the MGCL provides that “control shares” of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiring person or by our officers or by our employees who are also our directors. Control shares are voting shares which, if aggregated with all other shares owned or voted by the acquiror, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition by any person of ownership or voting power of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel our board to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares in question. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror may then vote a majority of the shares entitled to vote, then all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our charter or bylaws.

Our bylaws contain a provision exempting any and all acquisitions of our stock from the control share provisions of Maryland law. Nothing prevents our board from amending or repealing this provision in the future, except with respect to certain former stockholders, who will not be subject to the operation of the control shares provision of the MGCL without their prior consent in the event that our board amends or repeals this provision in the future.

Maryland Unsolicited Takeovers Act

The MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the full remainder of the term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws, we already (a) require a two-thirds vote for the removal of any director from our board, (b) vest in our board the exclusive power to fix the number of directorships and (c) require, unless called by our Chairman, our President, our Chief Executive Officer, or our board, the request of holders of a majority of outstanding shares to call a special meeting. We have also elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty which is established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate the Company to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, member or director, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, member or director and who is made or threatened to be made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Company to indemnify and advance expenses to any individual who served a predecessor of the Company in any of the capacities described above and any employee or agent of the Company or a predecessor of the Company.

Maryland law requires a corporation (unless its charter provides otherwise, which the Company’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made or threatened to be made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

REIT Status

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election if it determines that it is no longer in our best interest to continue to qualify as a REIT. If our board of directors so determines, the restrictions in the section above entitled “Description of our Stock—General—Restrictions on Ownership and Transfer” will no longer apply.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material United States federal income tax considerations associated with our decision to elect to be taxed as a REIT and with the ownership of our common stock. The following discussion is not exhaustive of all possible tax considerations that may be relevant to the REIT election or with the ownership of our common stock. Moreover, the discussion contained herein does not address all aspects of taxation that may be relevant to you in light of your personal tax circumstances, including, for example, certain types of stockholders subject to special treatment under federal income tax laws, including insurance companies, tax-exempt organizations, except to the extent discussed under the caption “—Taxation of Taxable U.S. Stockholders—Taxation of Tax-Exempt Stockholders”; financial institutions, broker-dealers, and foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed under the caption “—Taxation of Non-U.S. Stockholders.”

The statements in this discussion are based upon, and qualified in their entirety by, current provisions of the Internal Revenue Code, existing, temporary, and currently-proposed, Treasury Regulations promulgated under the Internal Revenue Code, existing administrative rulings and practices of the Internal Revenue Service and judicial decisions. We cannot give you any assurances that future legislative, administrative or judicial actions or decisions, which may be retroactive in effect, will not affect the accuracy of any of the statements contained herein.

You are urged to consult your own tax advisor regarding the specific tax consequences to you of the ownership and sale of stock in an entity electing to be taxed as a real estate investment trust, including the federal, state, local, foreign and other tax consequences of such ownership and sale, as well as potential changes in the applicable tax laws. This summary is based on the facts and applicable law as of the date hereof.

General

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, or the Code, commencing with our taxable year ended December 31, 2004. We believe we were organized and have operated in a manner that allows us to qualify and remain qualified for taxation as a REIT under the Code. We intend to continue to operate in this manner. However, our continued qualification and taxation as a REIT depend on our ability to continue to meet, including through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code. Accordingly, we may not have operated or continue to operate in a manner so as to qualify or remain qualified as a REIT. See “—Requirements for Qualification as a REIT—Income Tests— Failure to Qualify.”

The sections of the Code that relate to the qualification and operation as a REIT are highly technical and complex. The following describes the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT. Paul, Hastings, Janofsky & Walker LLP has rendered an opinion to us, dated as of the date hereof, to the effect that, commencing with our taxable year ended December 31, 2004, we have qualified to be taxed as a REIT and that our current and proposed methods of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. Paul, Hastings, Janofsky & Walker LLP’s opinion is filed as an exhibit to this registration statement. Paul, Hastings, Janofsky & Walker LLP will have no obligation to update its opinion subsequent to the date of the opinion.

It must be emphasized that an opinion of counsel is expressed as of the date given, is based on various assumptions, representations and covenants relating to our organization and operation, and is conditioned on representations and covenants made by our management regarding our organization, assets and the past, present and future conduct of our business operations. While we intend to operate so that we will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, neither Paul, Hastings, Janofsky & Walker LLP nor we can assure you we will so qualify for any particular year. Paul, Hastings, Janofsky &Walker LLP will have no obligation to advise us or the holders of our securities of any subsequent change in the matters stated, represented or assumed in Paul, Hastings, Janofsky & Walker LLP’s opinion, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and the IRS could challenge the conclusions in those opinions.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, distribution levels and diversity of stock ownership, various qualification requirements imposed on REITs by the Code. Compliance with these requirements has not been and will not be reviewed by Paul, Hastings, Janofsky & Walker LLP, although our status as a REIT at the date of Paul, Hastings, Janofsky & Walker LLP’s opinion depends, in part, on our continued compliance with these requirements. Further, some of these requirements depend on the fair market values of assets directly or indirectly owned by us. These values may not be susceptible to a precise determination. Accordingly, neither Paul, Hastings, Janofsky & Walker LLP nor we can assure you that the actual results of our operations for any particular taxable year will satisfy these requirements. See “—Requirements for Qualification as a REIT—Income Tests— Failure to Qualify.”

Taxation of a REIT

If we qualify as a REIT, generally we will not be subject to federal or state corporate income taxes on net income currently distributed to stockholders. The benefit of this tax treatment is that it substantially eliminates the “double taxation” resulting from the taxation at both the corporate and stockholder levels that generally results from operating a business through a corporation. Accordingly, income generated by us generally will be subject to taxation solely at the stockholder level upon distribution. We will, however, be required to pay certain federal income taxes, including in the following circumstances:

•

We will be subject to federal income tax at regular corporate rates on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which such income is earned.

•	We will be subject to the “alternative minimum tax” on our undistributed items of tax preference.

•

We will be subject to a 100% tax on net income from certain sales or other dispositions of property that we are determined to have held primarily for sale to customers in the ordinary course of business (known as “prohibited transactions”).

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, both described below, but nevertheless qualify as a REIT, we will be subject to a 100% tax on an amount equal to the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by a fraction intended to reflect our profitability.

•

If we have net income from the sale or other disposition of “foreclosure property,” which is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

•

If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the 10-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (i) the fair market value of the asset over (ii) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. A C corporation generally refers to a corporation required to pay full corporate level tax on its net taxable income. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under existing Treasury Regulations on its tax return for the year in which we acquire an asset from the C corporation.

•

If we fail to distribute during the calendar year at least the sum of (i) 85% of our real estate investment trust ordinary income for such year, (ii) 95% of our real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount actually distributed to stockholders.

•	We may elect to retain and pay income tax on some or all of our long-term capital gain, as described below.

•	We may be subject to a 100% excise tax on transactions with our taxable REIT subsidiaries not conducted on an arm’s-length basis.

•	If we do not comply with certain REIT qualification provisions but discover such noncompliance, we may elect to pay a penalty tax of $50,000 in order to ensure preservation of REIT status.

•

We will generally be subject to tax on the portion of any “excess inclusion” income derived from an investment in residual interests in real estate mortgage investment conduits or certain other securitization vehicles to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

Requirements for Qualification as a REIT

Introduction

In order to qualify as a REIT for federal income tax purposes, we must elect to be treated as a REIT and must satisfy certain statutory tests relating to, among other things, sources of our income, the nature of our assets, the amount of our distributions, and the ownership of our stock.

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates of beneficial ownership to its owners;

(3)	that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

(4)	that is not a financial institution or an insurance company under the Internal Revenue Code;

(5)	that is owned by 100 or more persons;

(6)	in which not more than 50% in value of the outstanding stock is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities, during the last half of each year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets, and the amount and timing of its distributions.

The Internal Revenue Code provides that conditions (1) to (4) above must be met during the entire year and that condition (5) above must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) above do not apply to the first taxable year for which an election is made to be taxed as a REIT.

Our charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These stock ownership and transfer restrictions are described above under the caption “Description of our Stock—General—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT may terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT for federal income tax purposes. All assets, liabilities and items of income, deduction, and credit of a qualified REIT subsidiary are treated as the assets, liabilities and items of income, deduction and credit of the parent REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by a REIT and for which no election has been made to treat it as a “taxable REIT subsidiary” as discussed below. Thus, in applying the requirements described in this section, any qualified REIT subsidiary that we may own in the future will be ignored for federal tax purposes and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction and credit.

A REIT will be deemed to own its proportionate share (based upon its share of the capital of the partnership) of the assets of a partnership in which it is a partner and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and income of the partnership attributed to a REIT shall retain their same character as in the hands of the partnership for purposes of determining whether the REIT satisfied the income and asset tests described below.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be REIT qualifying income, as described below, if earned directly by the parent REIT. Both the subsidiary and the real estate investment trust must jointly elect to treat the subsidiary as a taxable REIT subsidiary. Overall, not more than 25% of the value of the REIT’s assets may consist of securities of one or more taxable REIT subsidiaries. A taxable REIT subsidiary will pay tax at regular corporate rates on any net taxable income that it earns. There is a 100% excise tax imposed on transactions involving a taxable REIT subsidiary and its parent real estate investment trust that are not conducted on an arm’s-length basis. Our hotel and resort properties are leased to taxable REIT subsidiaries that pay us rent and generally contract with managers to run such hotels and resorts. We believe that the rent and other lease terms with our taxable REIT subsidiaries are at arm’s length.

Our domestic taxable REIT subsidiaries will pay federal and state corporate income tax on their taxable income and their after-tax net income will be available for reinvestment and for distribution to us as their parent.

Income Tests

General

A REIT must satisfy annually two tests regarding the sources of its gross income in order to maintain its real estate investment trust status. First, at least 75% of a REIT’s gross income, excluding gross income from certain “dealer” sales, for each taxable year generally must consist of defined types of income that the REIT derives, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. We refer to this test as the 75% gross income test. Qualifying income for purposes of the 75% gross income test generally includes:

•	interest from debt secured by mortgages on real property or on interests in real property;

•	“rents from real property” (as defined below);

•	dividends or other distributions on, and gain from the sale of, shares in other real estate investment trusts;

•	gain from the sale or other disposition of real property; and

•

amounts, other than amounts the determination of which depends in whole or in part on the income or profits of any person, received as consideration for entering into agreements to make loans secured by mortgages on real property or on interests in real property or agreements to purchase or lease real property.

Second, at least 95% of the REIT’s gross income, excluding gross income from certain “dealer” sales, for each taxable year generally must consist of income that is qualifying income for purposes of the 75% gross income test, as well as dividends, other types of interest and gain from the sale or disposition of stock or securities. We refer to this test as the 95% gross income test.

For these purposes, the term “interest” generally does not include any interest of which the amount received depends, directly or indirectly, in whole or part, on the income or profits of any person. An amount will generally not be excluded from the term “interest,” however, if such amount is based on a fixed percentage of receipts or sales.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, or fail to satisfy other REIT qualification requirements, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

•	our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

•	we pay a penalty of $50,000 with our tax return for the year of the failure to meet the REIT requirements occurred;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with the intent to evade tax.

It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above under the caption “—Taxation of a REIT”, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite frequently monitoring our income.

Foreclosure Property

Net income realized by us from foreclosure property would generally be subject to tax at the maximum federal corporate tax rate. Foreclosure property includes real property and related personal property that is acquired by us through foreclosure following a default on indebtedness owed to us that is secured by the property and for which we make an election to treat the property as foreclosure property.

Prohibited Transaction Income

Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income and subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT or may reduce our after-tax profitability. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Code and Treasury Regulations provide standards which, if met, would not result in prohibited transaction income, and those standards have recently been relaxed to some degree, we may not be able to meet these standards in all circumstances.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, and properly designate such hedging transaction under IRS rules, any income or gain from the disposition of hedging transactions would not be qualifying income for purposes of the 75% gross income test but should be excluded from gross income for purposes of the 95% gross income test.

Rents from Real Property

Rent that a REIT receives from real property that it owns and leases to tenants will qualify as “rents from real property” if the following conditions are satisfied:

•

First, the rent must not be based, in whole or in part, on the income or profits of any person. An amount will not fail to qualify as rent from real property solely by reason of being based on a fixed percentage, or percentages, of sales and receipts.

•	Second, neither a REIT nor any direct or indirect owner of 10% or more of its stock may own, actually or constructively, 10% or more of the tenant from which the REIT collects the rent.

•

Third, all of the rent received under a lease will not qualify as rents from real property unless the rent attributable to the personal property leased in connection with the real property constitutes no more than 15% of the total rent received under the lease.

•

Finally, a REIT generally must not operate or manage its real property or furnish or render services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom the REIT does not derive revenue. The REIT may provide services directly, however, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered “primarily for the occupant’s convenience.” In addition, the REIT may render, other than through an independent contractor, a de minimis amount of “non-customary” services to the tenants of a property as long as the REIT’s income from such services does not exceed 1% of its gross income from the property.

Although no assurances can be given that either of the income tests will be satisfied in any given year, we anticipate that our operations will allow us to meet each of the 75% gross income test and the 95% gross income test. Such belief is premised in large part on our expectation that substantially all of the amounts received by us will qualify as interest from debt secured by mortgages on real property or on interests in real property.

Asset Tests

A REIT also must satisfy the following four tests relating to the nature of its assets at the close of each quarter of its taxable year.

•

First, at least 75% of the value of a REIT’s total assets must consist of cash or cash items, including receivables, government securities, “real estate assets,” or qualifying temporary investments. We refer to this test as the “75% asset test.”

•

Second, generally no more than 25% of the value of a REIT’s total assets may be represented by securities other than those that are qualifying assets for purposes of the 75% asset test. We refer to this test as the “25% asset test.”

•

Third, of the investments included in the 25% asset test, the value of the securities of any one issuer (other than a taxable REIT subsidiary) that a REIT owns may not exceed 5% of the value of the REIT’s total assets, and a REIT may not own 10% or more of the total combined voting power or 10% or more of the total value of the securities of any issuer (other than a taxable REIT subsidiary).

•

Fourth, while a REIT may own up to 100% of the stock of a corporation that elects to be treated as a taxable REIT subsidiary for federal income tax purposes, at no time may the total value of a REIT’s stock in one or more taxable REIT subsidiaries exceed 25% of the value of the REIT’s gross assets.

We expect that any real property and temporary investments that we acquire, directly or through SH Funding, will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of “real estate assets.” Mortgage loans, including distressed mortgage loans, construction loans, bridge loans and mezzanine loans also will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

We intend to operate so that we will not acquire any assets that would cause us to violate any of the asset tests. If, however, we should fail to satisfy any of the asset tests at the end of a calendar quarter, we would not lose our real estate investment trust status if (i) we satisfied the asset tests at the end of the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more nonqualifying assets. If we did not satisfy the condition described in clause (ii) of the preceding sentence, we could still avoid disqualification as a real estate investment trust by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Distribution Requirements

Each taxable year, a REIT must distribute dividends to its stockholders in an amount at least equal to:

•	90% of the REIT’s “real estate investment trust taxable income,” computed without regard to the dividends paid deduction and the REIT’s net capital gain or loss; and

•	certain items of noncash income.

A REIT must make such distributions in the taxable year to which they relate, or in the following taxable year if the REIT declares the distribution before it timely files its federal income tax return for such year and pays the distribution on or before the first regular distribution date after such declaration. Further, if a REIT fails to meet the 90% distribution requirement as a result of an adjustment to its tax returns by the Internal Revenue Service, the REIT may, if the deficiency is not due to fraud with intent to evade tax or a willful failure to file a timely tax return, and if certain other conditions are met, retroactively cure the failure by paying a deficiency dividend (plus interest) to its stockholders.

A REIT will be subject to federal income tax on its taxable income, including net capital gain, that it did not distribute to its stockholders. Furthermore, if a REIT fails to distribute during a calendar year, or, in the case of distributions with declaration and record dates falling within the last three months of the calendar year, by the end of the January following such calendar year, at least the sum of:

•	85% of the REIT’s real estate investment trust ordinary income for such year;

•	95% of the REIT’s real estate investment trust capital gain income for such year; and

•	any of the REIT’s undistributed taxable income from prior periods,

the REIT will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amount actually distributed. If the REIT elects to retain and pay income tax on the net capital gain that it receives in a taxable year, the REIT will be deemed to have distributed any such amount for the purposes of the 4% excise tax described in the preceding sentence.

In 2008, the Internal Revenue Service published a Revenue Procedure providing guidelines for a publicly-traded REIT to satisfy its distribution requirements with distributions of its stock. The guidance requires (1) the distribution be made to shareholders with respect to the stock of the REIT, (2) the distribution is declared before

December 31, 2009, (3) each shareholder may elect to receive its entire entitlement in either money or stock of equivalent value subject to the limitation that the amount of cash may be no less than 10% of the aggregate declared distribution, (4) the calculation of the number of shares be made as close as practicable to the payment date and be based on a formula that is designed to equate the number of shares with the amount of money that could be received instead, and (5) with respect to a dividend reinvestment plan, such plan only applies to the extent that in the absence of such plan, the shareholder would have received the distribution in money under clause (3), above. In the event that we make a distribution, we may utilize partial stock distributions complying with this Revenue Procedure in satisfying our REIT distribution requirements.

We intend to make distributions to our holders of common stock in a manner that will allow us to satisfy the distribution requirements described above. It is possible that, from time to time, our pre-distribution taxable income may exceed our cash flow and we may have difficulty satisfying the distribution requirements. We intend to monitor closely the relationship between our pre-distribution taxable income and our cash flow and intend to borrow funds or liquidate assets in order to overcome any cash flow shortfalls if necessary to satisfy the distribution requirements imposed by the Internal Revenue Code. It is possible, although unlikely, that we may decide to terminate our REIT status as a result of any such cash shortfall. Such a termination would have adverse consequences to our stockholders. The consequences are described above under the caption “—Taxation of a REIT.”

Recordkeeping Requirements

A REIT must maintain records of information specified in applicable Treasury Regulations in order to maintain its qualification as a real estate investment trust. In addition, in order to avoid a monetary penalty, a REIT must request, on an annual basis certain information from its stockholders designed to disclose the actual ownership of the REIT’s outstanding stock. We intend to comply with these recordkeeping requirements.

Ownership Requirements

For a REIT to qualify as a real estate investment trust, shares of the REIT must be held by a minimum of 100 persons for at least 335 days in each taxable year after the REIT’s first taxable year. Further, at no time during the second half of any taxable year after the REIT’s first taxable year may more than 50% of the REIT’s shares be owned, actually or constructively, by five or fewer “individuals.” As of the date hereof, we satisfy the requirement that we not be closely held as described in the foregoing sentence. Our common stock is held by 100 or more persons. Our amended and restated charter contains ownership and transfer restrictions designed to prevent violation of these requirements. The provisions of the amended and restated charter restricting the ownership and transfer of our common stock are described in the accompanying prospectus under the caption “Description of our Stock—General—Restrictions on Ownership and Transfer.”

Failure to Qualify

If a REIT fails to qualify as a real estate investment trust in any taxable year, and no relief provisions applied, the REIT would be subject to federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. In calculating a REIT’s taxable income in a year in which it did not qualify as a real estate investment trust, the REIT would not be able to deduct amounts paid out to its stockholders. In fact, the REIT would not be required to distribute any amounts to its stockholders in such taxable year. In such event, to the extent of the REIT’s current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Moreover, subject to certain limitations under the Internal Revenue Code, corporate stockholders might be eligible for the dividends received deduction. Unless the REIT qualified for relief under specific statutory provisions, the REIT would be disqualified from taxation as a real estate investment trust for the four taxable years following the year in which it ceased to qualify as a real estate investment trust. We cannot predict whether, in all circumstances, we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

Taxable U.S. Stockholder

As used herein, the term “Taxable U.S. Stockholder” means a holder of our common stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

an estate, the income of which from sources without the United States is includible in gross income for United States federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

•

any trust with respect to which a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust.

For any taxable year in which we qualify as a REIT, amounts distributed to Taxable U.S. Stockholders will be taxed as follows.

Distributions Generally

Distributions made to our Taxable U.S. Stockholders out of current or accumulated earnings and profits, and not designated as a capital gain dividend, will be taken into account by such stockholder as ordinary income and will not, in the case of a corporate stockholder, be eligible for the dividends received deduction. As a REIT, our dividends generally will not qualify for the maximum reduced rate of federal income taxation of 15% for certain qualified dividends. To the extent that we make a distribution with respect to holders of our common stock that is in excess of our current or accumulated earnings and profits, the distribution will be treated by a Taxable U.S. Stockholder first as a tax-free return of capital, reducing the stockholder’s tax basis in the common stock, and any portion of the distribution in excess of the stockholder’s tax basis in the common stock will then be treated as gain from the sale of such common stock. Dividends declared by us in October, November, or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by stockholders on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Taxable U.S. Stockholders may not include on their federal income tax returns any of our tax losses.

Capital Gain Dividends

Dividends to Taxable U.S. Stockholders that properly are designated by us as capital gain dividends will be treated by such stockholders as long-term capital gain, to the extent that such dividends do not exceed our actual net capital gain, without regard to the period for which the stockholders have held our common stock. Taxable U.S. Stockholders that are corporations may be required, however, to treat up to 20% of particular capital gain dividends as ordinary income. Capital gain dividends, like regular dividends from a real estate investment trust, are not eligible for the dividends received deduction for corporations.

Retained Capital Gains

A REIT may elect to retain, rather than distribute, its net long-term capital gain received during the tax year. To the extent designated in a notice from the REIT to its stockholders, the REIT will pay the income tax on such gains and Taxable U.S. Stockholders must include their proportionate share of the undistributed net long-term capital gain so designated in their income for the tax year. Each Taxable U.S. Stockholder will be deemed to have paid its share of the tax paid by the REIT, which tax will be credited or refunded to such stockholder.

Passive Activity Loss and Investment Interest Limitations

Distributions, including deemed distributions of undistributed net long-term capital gain, from us and gain from the disposition of our common stock will not be treated as passive activity income, and, therefore, Taxable U.S. Stockholders who are subject to the passive loss limitation rules of the Internal Revenue Code will not be able to apply any passive activity losses against such income. Distributions from us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of the investment income limitation on deductibility of investment interest. However, net capital gain from the disposition of our common stock or capital gain dividends, including deemed distributions of undistributed net long-term capital gains, generally will be excluded from investment income.

Sale of Common Stock

Upon the sale of our common stock, a Taxable U.S. Stockholder generally will recognize gain or loss equal to the difference between the amount realized on such sale and the holder’s tax basis in the common stock sold. To the extent that the common stock is held as a capital asset by the Taxable U.S. Stockholder, the gain or loss will be a long-term capital gain or loss if the common stock has been held for more than a year, and will be a short-term capital gain or loss if the common stock has been held for a shorter period. In general, however, any loss upon a sale of the common stock by a Taxable U.S. Stockholder who has held such common stock for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss to the extent that distributions from us were required to be treated as long-term capital gain by that holder.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, which we refer to as exempt organizations, generally are exempt from federal income taxation. Exempt organizations are subject to tax, however, on their unrelated business taxable income, or UBTI. UBTI is defined as the gross income derived by an exempt organization from an unrelated trade or business, less the deductions directly connected with that trade or business, subject to certain exceptions. While many investments in real estate generate UBTI, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed to exempt organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of common stock with debt, a portion of its income from a REIT will constitute UBTI pursuant to the “debt-financed property” rules.

In addition, in certain circumstances, a pension trust that owns more than 10% of the stock of a REIT will be required to treat a percentage of the dividends paid by the REIT as UBTI based upon the percentage of the REIT’s income that would constitute UBTI to the stockholder if received directly by it. This rule applies to a pension trust holding more than 10% (by value) of our common stock only if (i) the percentage of the income from us that is UBTI (determined as if we were a pension trust) is at least 5% and (ii) we are treated as a “pension-held REIT.” We do not expect to be classified as a “pension-held REIT” due to our diverse stock ownership.

Taxation of Non-U.S. Stockholders

General

The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts and certain other foreign stockholders, which we refer to as Non-U.S. Stockholders, are complex and no attempt is made herein to provide more than a general summary of such rules. This discussion does not consider the tax rules applicable to all Non-U.S. Stockholders and, in particular, does not consider the special rules applicable to U.S. branches of foreign banks or insurance companies or certain intermediaries. Non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign tax laws with regard to the election, including any reporting and withholding requirements.

Ordinary Dividends

Distributions to Non-U.S. Stockholders that are not attributable to gain from sales or exchanges by a REIT of United States real property interests and are not designated by a REIT as capital gain dividends (or deemed distributions of retained capital gains) will be treated as ordinary dividends to the extent that they are made out of current or accumulated earnings and profits of the REIT. Any portion of a distribution in excess of current and accumulated earnings and profits of the REIT will not be taxable to a Non-U.S. Stockholder to the extent that such distribution does not exceed the adjusted basis of the stockholder in the REIT’s stock, but rather will reduce the adjusted basis of such shares. To the extent that the portion of the distribution in excess of current and accumulated earnings and profits exceeds the adjusted basis of a Non-U.S. Stockholder in our common stock, such excess generally will be treated as gain from the sale or disposition of the common stock and will be taxed as described below.

Withholding

Dividends paid to Non-U.S. Stockholders may be subject to U.S. withholding tax. If an income tax treaty does not apply and the Non-U.S. Stockholder’s investment in the REIT’s stock is not effectively connected with a trade or business conducted by the Non-U.S. Stockholder in the United States (or if a tax treaty does apply and the investment in the stock is not attributable to a United States permanent establishment maintained by the Non-U.S. Stockholder), ordinary dividends (i.e., distributions out of current and accumulated earnings and profits) will be subject to a U.S. withholding tax at a 30% rate, or, if an income tax treaty applies, at a lower treaty rate. Because we generally cannot determine at the time that a distribution is made whether or not it will be in excess of earnings and profits, we intend to withhold on the gross amount of each distribution at the 30% rate (or lower treaty rate) (other than distributions subject to the 35% FIRPTA withholding rules described below). To receive a reduced treaty rate, a Non-U.S. Stockholder must furnish us or our paying agent with a duly completed Form 1001 or Form W-8BEN (or authorized substitute form) certifying such holder’s qualification for the reduced rate. Generally, a Non-U.S. Stockholder will be entitled to a refund from the IRS to the extent the amount withheld by us from a distribution exceeds the amount of United States tax owed by such stockholder.

In the case of a Non-U.S. Stockholder that is a partnership or a trust, the withholding rules for a distribution to such a partnership or trust will be dependent on numerous factors, including (1) the classification of the type of partnership or trust, (2) the status of the partner or beneficiary, and (3) the activities of the partnership or trust. Non-U.S. Stockholders that are partnerships or trusts are urged to consult their tax advisors regarding the withholding rules applicable to them based on their particular circumstances.

If an income tax treaty does not apply, ordinary dividends that are effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Stockholder (and, if a tax treaty applies, ordinary dividends that are attributable to a United States permanent establishment maintained by the Non-U.S. Stockholder) are exempt from U.S. withholding tax. In order to claim such exemption, a Non-U.S. Stockholder must provide us or our paying agent with a duly completed Form W-8ECI (or authorized substitute form) certifying such holder’s exemption. However, ordinary dividends exempt from U.S. withholding tax because they are effectively connected or are attributable to a United States permanent establishment maintained by the Non-U.S. Stockholder generally are subject to U.S. federal income tax on a net income basis at regular graduated rates. In the case of Non-U.S. Stockholders that are corporations, any effectively connected ordinary dividends or ordinary dividends attributable to a United States permanent establishment maintained by the Non-U.S. Stockholder may, in certain circumstances, be subject to an additional branch profits tax at a 30% rate, or lower rate specified by an applicable income tax treaty.

Capital Gain Dividends

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, which is commonly referred to as

FIRPTA. Under FIRPTA, distributions attributable to gain from sales of United States real property are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States trade or business. Non-U.S. Stockholders thus would be taxed at the regular capital gain rates applicable to Taxable U.S. Stockholders (subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not otherwise entitled to treaty relief or exemption.

Withholding

Under FIRPTA, a REIT is required to withhold 35% of any distribution that is designated as a capital gain dividend or which could be designated as a capital gain dividend and is attributable to gain from the disposition of a United States real property interest. Moreover, if a REIT designates previously made distributions as capital gain dividends, subsequent distributions (up to the amount of the prior distributions so designated) will be treated as capital gain dividends for purposes of FIRPTA withholding.

Sale of Common Stock

A Non-U.S Stockholder generally will not be subject to United States federal income tax under FIRPTA with respect to gain recognized upon a sale of our common stock, if less than 50% of our assets during a prescribed testing period consist of interests in real property located within the United States (excluding interests in real property solely in the capacity as a creditor) or we are a “domestically-controlled REIT.” A domestically-controlled REIT generally is defined as a real estate investment trust in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although currently it is anticipated that we will be a domestically-controlled REIT, and, therefore, that the sale of common stock will not be subject to taxation under FIRPTA, there can be no assurance that we will, at all relevant times, be a domestically-controlled REIT. If we are not a domestically-controlled REIT, a Non-U.S. Stockholder’s sale of our stock will generally not be subject to tax under FIRPTA if (a) the stock is treated as “regularly traded” on an established securities market and (b) the seller held 5% or less of our stock at all times during a specified testing period. If the gain on the sale of our common stock were subject to taxation under FIRPTA, a Non-U.S. Stockholder would be subject to the same treatment as Taxable U.S. Stockholders with respect to such gain (subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, a purchaser of our common stock from a Non-U.S. Stockholder subject to taxation under FIRPTA generally would be required to deduct and withhold a tax equal to 10% of the amount realized by a Non-U.S. Stockholder on the disposition. Any amount withheld would be creditable against the Non-U.S. Stockholder’s FIRPTA tax liability.

Even if gain recognized by a Non-U.S. Stockholder upon the sale of our common stock is not subject to FIRPTA, such gain generally will be taxable to such stockholder if:

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an income tax treaty does not apply and the gain is effectively connected with a trade or business conducted by the Non-U.S. Stockholder in the United States (or, an income tax treaty applies and the gain is attributable to a United States permanent establishment maintained by the Non-U.S. Stockholder), in which case, unless an applicable treaty provides otherwise, a Non-U.S. Stockholder will be taxed on his or her net gain from the sale at regular graduated U.S. federal income tax rates. In the case of a Non-U.S. Stockholder that is a corporation, such stockholder may be subject to an additional branch profits tax at a 30% rate, unless an applicable income tax treaty provides for a lower rate and the stockholder demonstrates its qualification for such rate; or

•

the Non-U.S. Stockholder is a nonresident alien individual who holds our common stock as a capital asset and was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the Non-U.S. Stockholder will be subject to a 30% tax on capital gains.

Estate Tax Considerations

The value of our common stock owned, or treated as owned, by a Non-U.S. Stockholder who is a nonresident alien individual at the time of his or her death will be included in the individual’s gross estate for United States federal estate tax purposes, unless otherwise provided in an applicable estate tax treaty.

Information Reporting and Backup Withholding

A REIT is required to report to its stockholders and to the IRS the amount of distributions paid during each tax year, and the amount of tax withheld, if any. These requirements apply even if withholding was not required with respect to payments made to a stockholder. In the case of Non-U.S. Stockholders, the information reported may also be made available to the tax authorities of the Non-U.S. Stockholder’s country of residence, if an applicable income tax treaty so provides.

Backup withholding generally may be imposed on certain payments to stockholders unless the stockholder (i) furnishes certain information, or (ii) is otherwise exempt from backup withholding.

A stockholder who does not provide a REIT with his or her correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, the REIT may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the REIT.

You should consult your own tax advisor regarding your qualification for an exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a distribution to a stockholder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the Taxable U.S. Stockholder to a refund, provided that the required information is furnished to the IRS.

In general, backup withholding and information reporting will not apply to a payment of the proceeds of the sale of our common stock by a Non-U.S. Stockholder by or through a foreign office of a foreign broker effected outside of the United States; provided, however, that foreign brokers having certain connections with the United States may be obligated to comply with the backup withholding and information reporting rules. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of our common stock by foreign offices of certain brokers, including foreign offices of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; or

•	is a “controlled foreign corporation” for United States tax purposes.

Information reporting will not apply in the above cases if the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain conditions are met, or the Non-U.S. Stockholder otherwise establishes an exemption.

Payment to or through a United States office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the stockholder certifies in the manner required that he or she is a Non-U.S. Stockholder and satisfies certain other qualifications under penalties of perjury or otherwise establishes an exemption.

State and Local Tax

The discussion herein concerns only the United States federal income tax treatment likely to be accorded to a REIT and its stockholders. No consideration has been given to the state and local tax treatment of such parties. The state and local tax treatment may not conform to the federal treatment described above. As a result, you should consult your own tax advisor regarding the specific state and local tax consequences of the REIT Election and ownership and sale of our common stock.

PLAN OF DISTRIBUTION

This prospectus relates to the resale of shares of our common stock issued upon the exchange or redemption of the notes. In such circumstances, the selling stockholders may use this prospectus to resell from time to time the shares of common stock that we may issue to them upon the exchange or redemption of the notes.

As used in this section of the prospectus supplement, the term “selling stockholders” includes the selling stockholders named above and additional selling stockholders named in the selling stockholder table by a new prospectus, post-effective amendment or incorporated filing, and any of their pledgees, donees, transferees or other successors-in-interest who receive shares of our common stock offered hereby from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer and who subsequently sell any of such shares of common stock after the date of this prospectus.

All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. Underwriting discounts, brokerage commissions and similar selling expenses, if any, attributable to the sale of the securities covered by this prospectus will be borne by the respective selling stockholders.

The selling stockholders may sell under this prospectus the shares of common stock at different times. The selling stockholders will act independently of us in making decisions as to the timing, manner and size of each sale. The sales may be made on any national securities exchange or quotation system on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or other than in such organized and unorganized trading markets, in one or more transactions, at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The shares of common stock may be sold by one or more of the following methods in addition to any other method permitted under this prospectus:

•	a block trade in which the broker-dealer so engaged may sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	a purchase by a broker-dealer as principal and resale by such broker-dealer for its own account;

•	an ordinary brokerage transaction or a transaction in which the broker solicits purchasers;

•	a privately negotiated transaction;

•	an underwritten offering;

•	a securities exchange or quotation system sale that complies with the rules of the exchange or quotation system;

•	through short sale transactions following which the shares of common stock are delivered to close out the short positions;

•	through the writing of options relating to such shares; or

•	through a combination of the above methods of sale.

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell shares of common stock covered by this prospectus, including in short sale transactions. If so, the third party may use shares of common stock pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of shares of common stock, and may use shares of common stock received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of shares of common stock.

The selling stockholders may effect such transactions by selling the shares of common stock covered by this prospectus directly to purchasers, to or through broker-dealers, which may act as agents for the seller and buyer or principals, or to underwriters who acquire shares of common stock for their own account and resell them in one or more transactions. Such broker-dealers or underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares of common stock covered by this prospectus for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions) and such discounts, concessions, or commissions may be allowed or re-allowed or paid to dealers. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed at different times.

The selling stockholders and any broker-dealers that participate with the selling stockholders or third parties to derivative transactions in the sale of the shares of common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

We will make copies of this prospectus available to the selling stockholders and have informed them of their obligation to provide notice of the availability of this prospectus under Rule 172 of the Securities Act or deliver copies of this prospectus to purchasers at or before the time of any sale of the shares of common stock.

The selling stockholders also may resell all or a portion of their shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, or any other available exemption from required registration under the Securities Act, provided they meet the criteria and conform to the requirements of such exemption.

We will file a prospectus supplement, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangements have been entered into with an underwriter or a broker-dealer including such person acting for the account of a third party to any derivative transaction for the sale of shares of common stock through an underwritten offering, a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer. Such supplement will disclose:

•	the name of each such selling stockholder and of the participating underwriters or broker-dealers;

•	the number of shares of common stock involved;

•	the price at which such shares of common stock were sold;

•	the commissions paid or discounts or concessions allowed to such underwriters or broker-dealers, where applicable;

•	as appropriate, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In addition, upon receiving notice from a selling stockholder that a donee, pledgee or transferee or other successor-in-interest that received shares of common stock in a non-sale related transfer intends to sell more than 500 shares of common stock covered by this prospectus, we will file a new prospectus pursuant to Rule 424(b) under the Securities Act to identify the non-sale transferee.

The selling stockholders are not restricted as to the price or prices at which they may sell their shares of common stock. Sales of such shares may have an adverse effect on the market price of the securities, including the market price of the shares of common stock. Moreover, the selling stockholders are not restricted as to the number of shares of common stock that may be sold at any time, and it is possible that a significant number of shares of common stock could be sold at the same time, which may have an adverse effect on the market price of the shares of common stock.

We and the selling stockholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from Strategic Hotels & Resorts, Inc.’s (“the Company”) Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of the Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other matters relating to Maryland law will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain other matters in connection with the offering of securities by this prospectus will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information concerning issuers that file electronically with the SEC, including us. We also maintain an internet site at www.strategichotels.com that contains information concerning us, including the reports we file with the SEC. Other than the documents specifically incorporated by reference into this prospectus below, the information contained or referred to on our website is not incorporated by reference in this prospectus and is not a part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register the securities being offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. For further information regarding us and our securities, please refer to the registration statement and the documents filed or incorporated by reference as exhibits to the registration statement. You may obtain the registration statement and its exhibits from the SEC as indicated above or from us. Statements contained in this prospectus or any prospectus supplement as to the contents of any contract or other document that is filed or incorporated by reference as an exhibit to the registration statement are not necessarily complete and we refer you to the full text of the contract or other document filed or incorporated by reference as an exhibit to the registration statement.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents, which have been filed with the SEC (File No. 001-32223), are incorporated herein by reference:

•	Our annual report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 2, 2009;

•	Our definitive proxy statement on Schedule 14A filed with the SEC on March 26, 2009;

•	Our current reports on Form 8-K filed with the SEC January 26, 2009 and February 3, 2009; and

•	The description of our stock contained in our Registration Statement on Form S-11, as amended (file No. 333-112846) originally filed with the SEC on February 13, 2004.

In addition, all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are deemed incorporated by reference into this prospectus and a part hereof from the date of filing of those documents. Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of our current reports on Form 8-K, including the related exhibits, is not incorporated by reference in this registration statement.

Any statement contained in any document incorporated by reference shall be deemed to be amended, modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or a later document that is or is considered to be incorporated by reference herein amends, modifies or supersedes such statement. Any statements so amended, modified or superseded shall not be deemed to constitute a part of this prospectus, except as so amended, modified or superseded.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above that have been or may be incorporated by reference into this prospectus. Requests for such documents should be directed to Strategic Hotels & Resorts, Inc., 200 West Madison Street, Suite 1700, Chicago, IL 60606-3415, Attention: Secretary, (312) 658-5000.